FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English Translation of the letter to the Buenos Aires Stock Market and the National Securities Commission informing of the bankruptcy of Club YPF Mendoza.

2	English Translation of the letter to the Buenos Aires Stock Market and the National Securities Commission announcing the preliminary results as of December 31, 2004.

Item 1

Buenos Aires, February 18, 2005

Buenos Aires Stock Market
National Securities Commission

Dear Sirs,

In compliance with the regulations of the Buenos Aires Stock Exchange, we hereby inform that we have been notified about a petition to extend the bankruptcy of Club YPF Mendoza to YPF S.A. We should mention that this social and sports club has neither a legal nor an economic relationship with YPF S.A.

We consider that this petition has no legal support, and therefore we will request a dismissal of the petition for insufficiency. Also, we want to declare that the amount involved in the Club YPF Mendoza bankruptcy amounts to Argentine $1,309,183 (approx. US$440,000), according to the general report issued by the receivership, dated October 14, 2003.  Taking into account the economic and financial situation of YPF S.A., we consider this amount to be economically and materially irrelevant.

Sincerely yours,

By YPF  S.A.

Carlos Olivieri

Economic-Financial Director

Item 2

Buenos Aires, February 22, 2005

Buenos Aires Stock Market
National Securities Commission

Ref.: Preliminary Financial Statements as of December 31, 2004

Please find attached the preliminary results as of December 31, 2004, which have not been audited nor approved yet by the Board of Directors of the Company.

Million Pesos
Net Profit from continuing operations before income tax	7,890
Income Tax	(3,017)
Profit from continuing operations	4,873
Profit from the sale of the discontinued operations	3
Net profit for the period	4,876

Also, it should be considered that during the year 2004, the following facts have taken place:

•                  Investments (mainly in Exploration & Production, and Refining & Marketing areas in Argentina) rose to Ps.2,867 million

•                  During year 2004 the hydrocarbon production in Argentina rose to 276 million barrels of equivalent oil (BOE), reflecting an increase of 1.5 % as compared to year 2003 production. As of December 31, 2004, this result, together with a reduction of 99 million BOE originated in the net effect of revisions, extensions and discoveries, rose proved reserves up to 2,364 million BOE. All the reserves informed by he Company are audited by an international independent engineering company.

•                  YPF S.A. exports amounted to US$2,735 million (before hydrocarbon export withholdings), reflecting an increase of 6% as compared to year 2003.

•                  Taxes, contributions and royalties paid to National Government and provinces amounted to $ 11,990 million (amount in Argentine Pesos).

Sincerely yours,

Carlos Olivieri

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	February 22, 2005	By:	/s/ Carlos Olivieri
			Name:	Carlos Olivieri
			Title:	Chief Financial Officer